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SECURI[illegible] [illegible]MMISSION

02018278

ANNUAL [illegible] [illegible]PORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-48295~~

8-50794

RECEIVED MAR 0 1 2002 354 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nordic Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

488 Madison Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Mats Carlsson (212) 829-4200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name - *if individual, state last, first, middle name*)

75 Eisenhower Parkway (Address) Roseland (City) NJ (State) 07068-1697 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/02

CCH 880300 0831

OATH OR AFFIRMATION

I, Mats Carlsson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nordic Partners, Inc., as of December 31, 2001, ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ANTONELLA SPAVENTA
Notary Public State of New York
No. 01SP5077098
Qualified in Queens County
My Commission Expires 05/05/03

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORDIC PARTNERS, INC.

REPORT ON FINANCIAL STATEMENTS
(With Supplementary Information)

YEAR ENDED DECEMBER 31, 2001

NORDIC PARTNERS, INC.

INDEX

* * *

J.H. COHN LLP

Roseland, NJ • Edison, NJ • Englewood Cliffs, NJ • Lawrenceville, NJ • Ocean, NJ • New York, NY • Bronxville, NY • San Diego, CA

REPORT ON INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders
Nordic Partners, Inc.

We have audited the accompanying statement of financial condition of NORDIC PARTNERS, INC. as of December 31, 2001, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholders' deficiency and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nordic Partners, Inc. as of December 31, 2001, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

Roseland, New Jersey
February 15, 2002

NORDIC PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$2,440,066
Receivables from brokers and dealers	1,164,649
Receivables from customers	218,023
Furniture, equipment and improvements, net of accumulated depreciation and amortization of $255,080	142,274
Advances to stockholders	273,620
Other assets	82,038
Total	$4,320,670

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Liabilities:	
Payables to brokers and dealers	$ 235,513
Payables to customers	795,521
Accounts payable and other liabilities	62,742
Total	1,093,776
Liabilities subordinated to claims of general creditors	4,000,000
Commitments	
Stockholders' deficiency:	
Common stock, par value $1 per share; 500,000 shares authorized; 360,000 shares issued and outstanding	360,000
Additional paid-in capital	2,044,054
Accumulated deficit	(3,177,160)
Total stockholders' deficiency	(773,106)
Total	$4,320,670

See Notes to Financial Statements.

NORDIC PARTNERS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions	$3,103,823
Gain on principal transactions	837,625
Interest income	67,302
Fee income	94,998
Reimbursed expenses	1,108
Total	4,104,856
Expenses:	
Salaries and benefits	1,802,293
Clearing and settlement fees	1,222,818
Interest expense	262,641
Rent and occupancy expense	121,681
Professional fees	79,586
Depreciation and amortization	78,860
Other operating expenses	603,566
Total	4,171,445
Net loss	$ (66,589)

See Notes to Financial Statements.

NORDIC PARTNERS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2001

Balance, January 1, 2001	$3,000,000
Subordinated loan dated August 28, 2001	1,000,000
Balance, December 31, 2001	$4,000,000

See Notes to Financial Statements.

NORDIC PARTNERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2001	360,000	$360,000	$2,044,054	$(3,110,571)	$(706,517)
Net loss				(66,589)	(66,589)
Balance, December 31, 2001	360,000	$360,000	$2,044,054	$(3,177,160)	$(773,106)

See Notes to Financial Statements.

NORDIC PARTNERS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Operating activities:	
Net loss	$ (66,589)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	78,860
Changes in operating assets and liabilities:	
Receivables from brokers and dealers	(770,933)
Receivables from customers	538,459
Securities owned	7,001
Other assets	89,629
Payables to brokers and dealers	(655,537)
Payables to customers	795,521
Accounts payable and other liabilities	(354,571)
Net cash used in operating activities	(338,160)
Investing activities:	
Advances to stockholders	(157,886)
Purchases of furniture, equipment and improvements	(2,112)
Net cash used in investing activities	(159,998)
Financing activities - increase in subordinated liabilities	1,000,000
Net increase in cash and cash equivalents	501,842
Cash and cash equivalents, beginning of year	1,938,224
Cash and cash equivalents, end of year	$2,440,066
Supplemental disclosures of cash flow information:	
Interest paid	$ 262,641
Income taxes paid	$ 6,855

See Notes to Financial Statements.

NORDIC PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies:

Business:

Nordic Partners, Inc. (the "Company") was incorporated in October 1997 and registered with the National Association of Securities Dealers, Inc. (the "NASD") in November 1998. The Company operates as a broker/dealer registered under the rules and regulations administered by the Securities and Exchange Commission (the "SEC"). Certain of the Company's activities involve the introduction of transactions on a fully-disclosed basis with a clearing broker on behalf of customers.

The Company has agreements with broker-dealers (the "clearing brokers") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The stockholders of the Company are Evli Securities Plc and E. Ohman J: or Fondkommission AB (the "Stockholders") owning 56% and 44% of the Company's common stock, respectively.

The Company is dependent on its Stockholders for financial support which the Stockholders have pledged through January 1, 2003.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

The Company's securities owned are valued at market. Unrealized gains and losses are included in results of operations.

Fee income:

Fee income consists of consulting services and private placement fee income. Fee income and expenses are recorded on the accrual basis of accounting.

Furniture, equipment and improvements:

Furniture, equipment and improvements are carried at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to 15 years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the term of the lease.

Cash and cash equivalents:

Cash and cash equivalents include all cash balances and highly-liquid investments with an original maturity of three months or less when acquired.

Note 1 - Business and summary of significant accounting policies (concluded):

Income taxes:

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2 - Related party transactions:

The Company has transactions with its Stockholders in the normal course of business. Included in the financial statements are the following amounts with the Stockholders as of and for the year ended December 31, 2001:

Subordinated loans (Note 4)	$4,000,000
Commissions	2,193,962
Fee income	31,328
Clearing and settlement fees	533,992
Interest expense	262,641

The Company bears foreign currency risk on fee income derived from the stockholders. Gains or losses resulting from foreign currency transactions are included in operations.

Note 3 - 401(k) plan:

The Company has a defined contribution 401(k) plan (the "Plan"), with a 100% employer match, covering all eligible employees. The Company's contribution to the Plan amounted to $81,346 for the year ended December 31, 2001.

Note 4 - Liabilities subordinated to claims of general creditors:

At December 31, 2001, the Company has subordinated loans with its Stockholders as follows:

Amount	Interest Rate	Date of Subordination Agreement	Date Due
$1,000,000	7.75%	August 28, 2001	August 31, 2004
2,550,000	7.75%	November 28, 1998	December 31, 2004
450,000	8.00%	December 1, 1999	December 31, 2005
$4,000,000			

Note 4- Liabilities subordinated to claims of general creditors (concluded):

Borrowings under the loans became subject to subordination agreements (as stated above) that were approved by the NASD and, as a result, are available in computing net capital under the SEC's Uniform Net Capital Rule (see Note 5). Accordingly, the loans may be repaid only if, after giving effect to such repayments, the Company continues to meet such net capital requirement.

Note 5 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2001, the Company has net capital of $1,930,251, which was $1,680,251 in excess of its required net capital of $250,000.

Note 6 - Income taxes:

At December 31, 2001, the Company had a net operating loss carryforward of approximately $1,800,000 which expires through 2021. For the year ended December 31, 2001, the expected income tax benefit of $30,000 has been offset by a corresponding increase in the valuation allowance. The Company has a net deferred tax asset of approximately $1,448,000 related to certain pre-operating expenses capitalized for tax purposes and net operating losses. However, as a result of uncertainties related to realization of the deferred tax asset, a full valuation allowance has been recognized as of December 31, 2001.

Note 7 - Lease commitments:

The Company is leasing the premises in which it conducts its operations under an operating lease agreement that expires in September 2006.

Minimum future lease payments under the noncancelable operating lease in years subsequent to December 31, 2001 are as follows:

Year Ending December 31,	Amount
2002	$106,467
2003	108,600
2004	110,769
2005	112,983
2006	86,001
Total	$524,820

Rent expense under the operating lease totaled $104,378 in 2001.

Note 8 - Financial instruments with off-balance-sheet risk and concentration of credit risk:

In the normal course of business, the Company's securities activities involve the execution, clearance and settlement of various transactions with its clearing brokers (the principal clearing brokers are the Stockholders). These securities activities are transacted on a delivery or receipt versus payment basis and the Company reports such transactions on a trade date basis. The Company is exposed to risk of loss on these securities transactions in the event the counter-party fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the counter-party's obligations. All transactions that were carried out before December 31, 2001 pending settlement subsequently settled at transacted amounts.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings.

* * *

NORDIC PARTNERS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Net capital:		
Total stockholders' deficiency		$ (773,106)
Add liabilities subordinated to claims of general creditors		4,000,000
		3,226,894
Deduct nonallowable assets and charges:		
Receivables from brokers and dealers	$798,710	
Furniture, equipment and improvements, net	142,274	
Receivables from stockholders	273,620	
Other assets	82,039	1,296,643
Net capital		$1,930,251
Computation of alternate net capital requirement:		
Minimum net capital required		$ 250,000
Excess net capital		$1,680,251
Net capital in excess of 5% of combined aggregate debit items or $120,000		$1,810,251

NORDIC PARTNERS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded)
DECEMBER 31, 2001

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2001:		
Net capital as reported in the Company's Part IIA (Unaudited) FOCUS report		$1,956,340
Decrease in net capital resulting from changes in:		
Audit adjustments, net:		
Balance sheet reclassifications	$ 6,728	
Statement of operations changes	(32,817)	(26,089)
Net capital per above		$1,930,251

See Report of Independent Public Accountants.

J.H. COHN LLP

Roseland, NJ • Edison, NJ • Englewood Cliffs, NJ • Lawrenceville, NJ • Ocean, NJ • New York, NY • Bronxville, NY • San Diego, CA

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Stockholders
Nordic Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Nordic Partners, Inc. as of and for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Roseland, New Jersey
February 15, 2002